Exhibit 99.1
Shinhan Life’s Board made a resolution to increase the limit of short-term loans

On December 05, 2022, the board of directors of Shinhan Life made a resolution to increase the limit of Short term loans from KRW 130 billion to KRW 1.4 trillion.

1. Purpose of issuance: To maintain stable financing

2. Details

Type of Loan	RP(Repurchase Agreements), Overdraft
Total Amount of Loan Limit	KRW 1.4 trillion

* As of date of disclosure, the short term loan has not yet occurred, and the loan can be executed within the limit considering the market and Shinhan Life’s situation.